UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Baidu Announced Certain Operating Metrics

Baidu, Inc. (NASDAQ: BIDU; HKEX: 9888) (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced certain operating metrics on its Mobile Ecosystem at the 2021 Wanxiang Conference:

•	Baidu App’s monthly active users (MAUs) reached 558 million, among which daily logged in users accounted for over 75%, in March 2021;

•	Baijiahao (BJH) accounts reached 4.2 million as of March 31, 2021; and

•	Smart Mini Program MAUs reached 416 million in March 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By	:	/s/ Herman Yu
Name	:	Herman Yu
Title	:	Chief Financial Officer

Date: April 26, 2021